Exhibit 99.1

News Release

SouFun Announces Fourth Quarter 2014 Results and Declares Cash Dividend to Shareholders

BEIJING, China, February 10, 2015 – SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate Internet portal in China, announced today its unaudited financial results for the fourth quarter of 2014. In addition, SouFun declared a cash dividend of $1.00 per ordinary share to its shareholders (one ordinary share equals five ADSs).

Fourth Quarter 2014 Highlights

■	Total Revenue increased by 2.7% year-on-year to $223.0 million.
■	Revenue from e-commerce services increased by 47.2% year-on-year to $98.7 million.
■	Revenue from marketing services decreased by 5.0% year-on-year to $92.2 million.

■	Operating income decreased by 15.1% year-on-year to $107.6 million. Non-GAAP operating income decreased by 16.1% year-on-year to $107.8 million. A description of the adjustments from GAAP to non-GAAP operating income is described below.

■	Net income attributable to SouFun’s shareholders decreased by 26.4% year-on-year to $82.5 million.

Fully diluted earnings per ADS decreased by 24.0% year-on-year to $0.19.

■	Non-GAAP net income attributable to SouFun’s shareholders decreased by 24.5% year-on-year to $95.2 million.

Non-GAAP fully diluted earnings per ADS decreased by 25.0% year-on-year to $0.21.

Fiscal Year 2014 Highlights

■	Total Revenue increased by 10.3% year-on-year to $702.9 million.

■	Operating income decreased by 11.7% year-on-year to $309.5 million. Non-GAAP operating income decreased by 12.1% year-on-year to $314.2 million.

■	Net income attributable to SouFun’s shareholders decreased by 15.2% year-on-year to $253.2 million.

Fully diluted earnings per ADS decreased by 19.7% year-on-year to $0.57.

■	Non-GAAP net income attributable to SouFun’s shareholders decreased by 10.5% year-on-year to $284.8 million.

Non-GAAP fully diluted earnings per ADS decreased by 14.7% year-on-year to $0.64.

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"We tried very hard to maintain a double digit growth for the whole year 2014 with our revenue but still saw net income decreasing for the first time in the past five years." said Vincent Mo, Chairman and CEO of SouFun. "The transformation and expansion from a media platform to media, transaction and financial platforms is getting material and we hope to see contribution from these new business initiatives in the second half of this year."

Fourth Quarter 2014 Results

Revenues

SouFun reported total revenues of $223.0 million for the fourth quarter of 2014, representing an increase of 2.7% from $217.2 million for the corresponding period in 2013, primarily driven by the growth in e-commerce services.

Revenue from marketing services was $92.2 million for the fourth quarter of 2014, a decrease of 5.0% from $97.1 million for the corresponding period in 2013, primarily due to difficult real estate market conditions.

Revenue from e-commerce services was $98.7 million for the fourth quarter of 2014, a 47.2% increase from $67.1 million for the same period in 2013, primarily due to the fast growth of our new e-commerce business.

Revenue from listing services was $25.2 million for the fourth quarter of 2014, a decrease of 49.7% from $50.0 million for the corresponding period in 2013, primarily due to discounts which the Company has offered to the agency clients since the end of June 2014.

Revenue from other value-added services was $6.8 million for the fourth quarter of 2014, an increase of 126.8% from $3.0 million for the corresponding period in 2013, primarily due to the rapid growth of our financial services and research related products. We began offering financial services on our financial platform since September in 2014, which primarily include loans to developers and home buyers.

Cost of Revenue

Cost of revenue was $42.7 million for the fourth quarter of 2014, an increase of 53.6% from $27.8 million for the corresponding period in 2013. The increase in cost of revenue was mainly driven by our new e-commerce model, increased staff cost, as well as an increase in VAT taxes and surcharges.

Gross margin was 80.8% for the fourth quarter of 2014, compared to 87.2% for the corresponding period in 2013.

Operating Expenses

Operating expenses were $72.8 million for the fourth quarter of 2014, an increase of 15.6 % from $63.0 million for the corresponding period in 2013.

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Selling expenses were $47.6 million for the fourth quarter of 2014, an increase of 36.6% from $34.8 million for the corresponding period in 2013, primarily due to the new e-commerce model, and increased advertising and promotional expenses.

General and administrative expenses were $25.2 million for the fourth quarter of 2014, a decrease of 10.4% from $28.2 million for the corresponding period in 2013 primarily due to our cost control efforts.

Operating Income

Operating income was $107.6 million for the fourth quarter of 2014, a decrease of 15.1% from $126.7 million for the corresponding period in 2013.

Income Tax Expenses

Income tax expenses were $23.6 million for the fourth quarter of 2014, a 22.6% increase compared to $19.2 million for the corresponding period in 2013. Our effective tax rate was 22.2% for the fourth quarter of 2014 as compared to 14.6% for the same period in 2013. The increase in the effective tax rate was primarily due to the Fin48 effect of releasing our deferred tax liabilities in the fourth quarter of 2013, which drove down our effective tax rate in that earlier period.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $82.5 million for the fourth quarter of 2014, a 26.4% decrease from $112.1 million for the corresponding period in 2013. Fully diluted earnings per ADS was $0.19 for the fourth quarter of 2014, a 24.0% decrease from $0.25 for the corresponding period in 2013.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $112.2 million for the fourth quarter of 2014, a decrease of 15.0% as compared to $132.0 million for the corresponding period in 2013.

Cash

As of December 31, 2014, SouFun had cash, cash equivalents, and short-term investments of $809.9 million, compared to $896.9 million as of September 30, 2014. Cash flow used in operating activities was $5.0 million for the fourth quarter of 2014, compared to cash flow generated from operating activities of $142.4 million for the same period in 2013, which was mainly due to micro loans of approximately $45.3 million provided to developers and home buyers under our financial services platform, customer deposits of approximately $47.3 million paid to real estate developers in the fourth quarter of 2014.

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Fiscal Year 2014 Results

Revenues

SouFun reported total revenues of $702.9 million for 2014, representing an increase of 10.3% from $637.4 million for 2013, primarily driven by the growth in marketing services and e-commerce services.

Revenue from marketing services was $294.5 million for 2014, an increase of 5.8% from $278.3 million for 2013.

Revenue from e-commerce services was $244.3 million for 2014, a 29.9% increase from $188.1 million for 2013. The growth was primarily driven by the fast growth of our new e-commerce business.

Revenue from listing services was $145.7 million for 2014, a decrease of 9.8% from $161.5 million for 2013. This decrease was primarily due to the slowdown in secondary home sales and our reduction in listing service fees.

Revenue from other value-added services was $18.4 million for 2014, an increase of 95.7% from $9.4 million for 2013, primarily due to the rapid growth of our financial services and research related products.

Cost of Revenue

Cost of revenue was $145.7 million for 2014, an increase of 42.2% from $102.5 million 2013. The increase in cost of revenue was mainly driven by our new e-commerce model, increased staff costs, as well as an increase in VAT taxes and surcharges.

Gross margin was 79.3% for 2014, compared to 83.9% for the corresponding period in 2013.

Operating Expenses

Operating expenses were $248.4 million for 2014, an increase of 34.1% from $185.3 million for 2013.

Selling expenses were $147.9 million for 2014, an increase of 45.1% from $101.9 million for 2013, primarily due to the new e-commerce model, increased advertising and promotional expenses and staff cost.

General and administrative expenses were $100.6 million for 2014, an increase of 20.6% from $83.4 million for 2013, primarily due to increased staff costs.

Operating Income

Operating income was $309.5 million for 2014, a decrease of 11.7% from $350.4 million for 2013.

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Income Tax Expenses

Income tax expenses were $81.6 million for 2014, a 17.0% increase compared to $69.8 million for the corresponding period in 2013. The effective tax rate was 24.4% for 2014, compared to 18.9% for the corresponding period in 2013. The increase in the effective tax rate was primarily due to the release of deferred tax liabilities under Fin48 in 2013, which was not repeated in 2014.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $253.2 million for 2014, a decrease of 15.2% from $298.6 million for the corresponding period in 2013. Fully diluted earnings per ADS was $0.57 for 2014, a 19.7% decrease from $0.71 for 2013.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $333.0 million for 2014, a decrease of 10.3% as compared to $371.1 million for 2013.

Cash

Cash flow from operating activities was $214.4 million for 2014, a 47.5% decrease from $408.1 million for 2013, which was mainly due to entrust loans and micro loans of approximately $81.8 million provided to developers and home buyers under our financial services platform, customer deposits of approximately $47.3 million paid to real estate developers in 2014.

Business Outlook

SouFun estimates its total revenue for 2015 will be between $773 million and $780 million, representing a year-on-year increase of 10.0% to 11.0%. This forecast reflects SouFun’s current and preliminary view, which is subject to change.

Cash Dividend to Shareholders

In addition, SouFun declared a cash dividend of US$1.00 per share on SouFun's ordinary shares. Five SouFun's American depositary shares ("ADS") represent one ordinary share.

The cash dividend will be paid by March 31, 2015 to shareholders of record as of the close of business on March 13, 2015. Dividends will be paid to SouFun's ADS holders through the depositary bank, JPMorgan Chase Bank, N.A., subject to the terms of the deposit agreement, including the fees and expenses payable there under.

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Conference Call Information

SouFun's management team will host a conference call on the same day at 8:00 AM U.S. EST (9:00 PM Beijing / Hong Kong time).

The dial-in details for the live conference call are:

International Toll:	+65 6723-9381
Local Toll:
United States	+1 866-519-4004/+1 845-675-0437
Hong Kong	+852 800-906-601/ 3018-6771
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM U.S. EST on February 10 through 11:59 PM February 18, 2015. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0206
Conference ID number:	75472858

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.fang.com.

About SouFun

SouFun operates the leading real estate Internet and mobile portal in China in terms of the number of page views and visitors to our websites and Apps in 2014. Through SouFun’s websites and Apps, we provide marketing, e-commerce, listing and other value-added services for China's real estate and home furnishing and improvement sectors. Our user-friendly websites and Apps support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website, Apps and database contains real estate related content covering more than 330 cities in China. For more information about SouFun, please visit http://ir.fang.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

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These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the revenue outlook for 2015, SouFun’s strategic and operational plans to transform its business, expand transaction related products and financial services and invest in technology, products and people. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of the slowdown in the PRC real estate market on SouFun and the impact on revenues of our existing and new service fees reductions, the ability of SouFun to retain real estate listing agencies as customers during challenging economic periods, the success of SouFun’s new business initiatives, the ability of SouFun to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China’s real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China’s home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our transaction and financial platforms, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the impact on our results of any micro or other loans or other new products we launch, and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses. In addition, our actual results are subject to completion of our audit for 2014 by our independent auditors and could differ, and such differences could be material, from the unaudited 2014 results reported herein.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents we have filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income and (3) non-GAAP basic and diluted earnings per ordinary share and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, realized gain on available-for-sale security, interest income and expenses, income tax expenses, and depreciation expense for the three months ended Dec 31, 2014 and the year of 2014, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Dr. Hua Lei

Deputy CFO

Phone: +86-10-5631-8661

Email: leihua@soufun.com

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SouFun Holdings Limited
Condensed Consolidated Balance Sheets
(in thousands of U.S. dollars, except as noted )

ASSETS	December 31,	December 31,
	2014	2013
Current assets:	(Unaudited)	(Audited)

Cash and cash equivalents	354,760	581,010
Restricted cash, current	97,988	255,917
Short-term investments	455,184	10,138
Accounts receivable, net	49,691	44,541
Funds receivable	62,163	37,124
Prepayment and other current assets	30,161	31,758
Customer deposits	47,312	-
Loan receivable, current	79,641	-
Deferred tax assets, current	2,991	3,165
Total current assets	1,179,891	963,653
Non-current assets:
Property and equipment, net	217,105	221,442
Loan receivable, non-current	2,009	-
Restricted cash, non-current	109,495	257,499
Deferred tax assets, non-current	1,570	1,728
Deposit for non-current assets	86,515	38,140
Long-term investments	121,292	-
Prepayment for business acquisition	9,806	-
Other non-current assets	16,556	22,627
Total non-current assets	564,348	541,436
Total assets	1,744,239	1,505,089

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	80,750	90,000
Deferred revenue	119,042	115,043
Accrued expenses and other liabilities	221,901	143,292
Income tax payable	35,394	43,688
Customers’ refundable fees	42,392	53,066
Amounts due to a related party	660	537
Total current liabilities	500,139	445,626
Non-current liabilities:
Long-term loans	100,000	180,750
Convertible senior notes	400,000	350,000
Deferred tax liabilities, non-current	111,026	84,767
Other non-current liabilities	385	479
Total non-current liabilities	611,411	615,996
Total Liabilities	1,111,550	1,061,622

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 58,364,924 shares and 57,440,895 shares issued and outstanding as at December 31, 2014 and December 31, 2013, respectively	7,495	7,376

Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2014 and December 31, 2013 , respectively	3,124	3,124
Additional paid-in capital	101,072	89,071
Accumulated other comprehensive income	49,566	43,381
Retained earnings	471,352	300,515
Total SouFun Holdings Limited shareholders' equity	632,609	443,467
Noncontrolling interests	80	-
Total equity	632,689	443,467
TOTAL LIABILITIES AND EQUITY	1,744,239	1,505,089

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  SouFun Holdings Limited

  Condensed Consolidated Statements of Comprehensive Income

  ( in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Marketing services	92,227	97,077	294,484	278,322
E-commerce services	98,744	67,078	244,344	188,107
Listing services	25,157	49,979	145,654	161,547
Other value-added services	6,846	3,019	18,400	9,403
Total revenues	222,974	217,153	702,882	637,379

Cost of Revenues:
Cost of services	(42,712)	(27,802)	(145,739)	(102,488)
Total Cost of Revenues	(42,712)	(27,802)	(145,739)	(102,488)

Gross Profit	180,262	189,351	557,143	534,891

Operating expenses and income:
Selling expenses	(47,571)	(34,823)	(147,874)	(101,935)
General and administrative expenses	(25,228)	(28,161)	(100,571)	(83,384)
Other income	130	345	835	786
Operating Income	107,593	126,712	309,533	350,358
Foreign exchange gain (loss)	(34)	1	(44)	3
Interest income	9,606	8,278	43,857	27,803
Interest expense	(4,069)	(4,488)	(17,308)	(14,675)
Government grants	1,389	786	7,205	4,031
Other-than-temporary impairment on available -for-sale securities	(8,417)	(8,417)
Realized gain on available-for-sale security (includes $821 accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale security)	-	-	-	821
Gain on bargain purchase	-	-	-	102
Income before income taxes and noncontrolling interests	106,068	131,289	334,826	368,443
Income tax expenses
Income tax expenses	(23,566)	(19,215)	(81,609)	(69,781)
Net income	82,502	112,074	253,217	298,662
Net income attributable to noncontrolling interests	-	(18)	-	53
Net income attributable to SouFun Holdings Limited shareholders	82,502	112,092	253,217	298,609
Other comprehensive income, net of tax
Foreign currency Translation	5,908	6,941	(4,323)	20,150
Realized gain on available-for-sale security	-	-	-	(821)
Unrealized gain on available-for-sale security	(4,145)	-	10,508	78
Total other comprehensive income, net of tax	1,763	6,941	6,185	19,407
Comprehensive income	84,265	119,015	259,402	318,069
Earnings per share for Class A and Class B ordinary shares
Basic	1.01	1.43	3.08	3.82
Diluted	0.94	1.27	2.87	3.54
Earnings per ADS
Basic	0.20	0.29	0.62	0.76
Diluted	0.19	0.25	0.57	0.71
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	81,965,501	78,346,884	82,163,135	78,101,205
Diluted	91,186,744	88,469,234	92,208,620	84,602,678
Weighted average number of ADSs outstanding:
Basic	409,827,505	391,734,420	410,815,675	390,506,025
Diluted	455,933,720	442,346,170	461,043,100	423,013,390

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SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013

GAAP income from operations	107,593	126,712	309,533	350,358
Share-based compensation expense	184	1,793	4,682	7,028
Non-GAAP income from operations	107,777	128,505	314,215	357,386

GAAP net income	82,502	112,074	253,217	298,662
One-off tax benefit	-	-	(4,657)	(15,101)
Withholding tax related to dividends	4,075	12,103	23,164	28,632
Realized gain on available-for-sale security (includes $821 accumulated other comprehensive Income reclassifications for unrealized net gains on available-for-sale security)	-	-	-	(821)
Other-than-temporary impairment on available-for-sale securities	8,417	-	8,417	-
Share-based compensation expense	184	1,793	4,682	7,028
Gain on bargain purchase	-	-	-	(102)
Non-GAAP net income	95,178	125,970	284,823	318,298

Net Income attributable to SouFun shareholders	82,502	112,092	253,217	298,609
One-off tax benefit	-	-	(4,657)	(15,101)
Withholding tax related to dividends	4,075	12,103	23,164	28,632
Realized gain on available-for-sale security(includes $821 accumulated other comprehensive income reclassifications for unrealized net gains on available-for-salesecurity)	-	-	-	(821)
Other-than-temporary impairment on available-for-sale securities	8,417	-	8,417	-
Share-based compensation expense	184	1,793	4,682	7,028
Gain on bargain purchase	-	-	-	(102)
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	95,178	125,988	284,823	318,245

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	1.01	1.43	3.08	3.82
Diluted	0.94	1.27	2.87	3.54
GAAP earnings per ADS:
Basic	0.20	0.29	0.62	0.76
Diluted	0.19	0.25	0.57	0.71
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	1.16	1.61	3.47	4.07
Diluted	1.07	1.42	3.21	3.76
Non-GAAP earnings per ADS:
Basic	0.23	0.32	0.69	0.81
Diluted	0.21	0.28	0.64	0.75
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	81,965,501	78,346,884	82,163,135	78,101,205
Diluted	91,186,744	88,469,234	92,208,620	84,602,678
Weighted average number of ADSs outstanding:
Basic	409,827,505	391,734,420	410,815,675	390,506,025
Diluted	455,933,720	442,346,170	461,043,100	423,013,390

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SouFun Holdings Limited
Reconciliation of Non-GAAP and Adjusted EBITDA
(in thousands of U.S. dollars)

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013

Non-GAAP Net income	95,178	125,970	284,823	318,298
Add back:
Interest expense	4,069	4,488	17,308	14,675
Income tax expenses	19,491	7,112	63,102	56,250
Depreciation expenses	3,065	2,722	11,624	9,701
Subtract:
Interest income	(9,606)	(8,278)	(43,857)	(27,803)
Adjusted EBITDA	112,197	132,014	333,000	371,121

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